

02006945

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13621

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2002
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRANSAMERICA FINANCIAL ADVISORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 SOUTH OLIVE STREET, SUITE T-2500
(No. and Street)

LOS ANGELES (City) CA (State) 90015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE CHUANG 213-741-5797
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name — *if individual, state last, first, middle name*)

515 SOUTH FLOWER STREET, LOS ANGELES CA 90071
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/02

OATH OR AFFIRMATION

I, SANDRA C. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSAMERICA FINANCIAL ADVISORS, INC., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

GLORIA BARREIRO
Commission # 1188275
Notary Public - California
Los Angeles County
My Comm. Expires Jul 24, 2002

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

Date – December 31, 2001

TRANSAMERICA FINANCIAL ADVISORS, INC.
(Name of Respondent)

1150 South Olive, T-2500, Los Angeles, California 90015
(Address of Principal Executive Office)

Sandra C. Brown
President
Transamerica Financial Advisors, Inc.
1150 South Olive – T-2500
Los Angeles, California 90015

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Transamerica Financial Advisors, Inc.

Financial Statements
and Supplementary Information

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

Board of Directors
Transamerica Financial Advisors, Inc.

We have audited the accompanying statement of financial condition of Transamerica Financial Advisors, Inc. (formerly Transamerica Financial Resources, Inc.) as of December 31, 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Financial Advisors, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedules on pages 10 through 13 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 22, 2002

Transamerica Financial Advisors, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 7,509,389
Concessions receivable	898,956
Other assets	184,988
Deferred tax assets	1,021,953
Total assets	$ 9,615,286
Liabilities and shareholder's equity	
Liabilities:	
Commission payable	$ 1,370,213
Accounts payable and other liabilities (including $49,301 payable to affiliates)	4,571,495
Federal income tax payable to parent	302,812
	6,244,520
Contingencies	
Shareholder's equity:	
Common stock ($1 par value):	
Authorized – 100,000 shares	
Issued and outstanding – 4,000 shares	4,000
Additional paid-in capital	4,244,561
Accumulated deficit	(877,795)
Total shareholder's equity	3,370,766
Total liabilities and shareholder's equity	$ 9,615,286

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Operations

Year ended December 31, 2001

Revenue:	
Commissions	$ 3,969,910
Interest	553,606
Fees and other income	1,568,911
Total revenue	6,092,427
Expenses:	
Employee compensation and benefits	3,588,041
Training and sales promotion	921,109
Office, telephone and postage	681,256
Legal and other operating expenses	2,445,278
Total expenses	7,635,684
Loss before taxes	(1,543,257)
Income tax benefit	523,131
Net loss	$(1,020,126)

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Changes in Shareholder's Equity

Year ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2000	$ 4,000	$ 4,244,561	$ 142,331	$ 4,390,892
Net loss	–	–	(1,020,126)	(1,020,126)
Balance at December 31, 2001	$ 4,000	$ 4,244,561	$ (877,795)	$ 3,370,766

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net loss	$(1,020,126)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Concessions receivable	279,437
Other assets	74,669
Commissions payable	(1,154,999)
Accounts payable and other liabilities	2,084,487
Deferred tax asset	(289,030)
Federal income taxes payable	(234,134)
Net cash used in operating activities	(259,696)
Cash and cash equivalents at December 31, 2000	7,769,085
Cash and cash equivalents at December 31, 2001	$ 7,509,389

See accompanying notes.

1. Organization and Significant Accounting Policies

Transamerica Financial Advisors, Inc. (the Company), formerly Transamerica Financial Resources, Inc., is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Transamerica Insurance Corporation (TIC), a subsidiary of Transamerica International Holdings, Inc. which is a subsidiary of Transamerica Corporation (TA). On July 21, 1999, TA was merged with an indirectly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands.

The Company markets financial products such as annuities, mutual funds and general securities to investors throughout the United States. The Company executes and clears all customers' transactions through another broker-dealer on a fully disclosed basis. The Company has distribution agreements with Transamerica Occidental Life Insurance Company (TOLIC), Transamerica Life Insurance and Annuity Company (TALIAC), Transamerica Life Insurance Company, Western Reserve Life Assurance Company of Ohio, Transamerica Securities Sales Corporation and AFSG Securities Corporation to sell and distribute variable universal life insurance and variable annuity products offered by these affiliated companies.

The Company receives commissions for the sale of financial products such as annuities, mutual funds and general securities. A portion of this amount is reallowed to the selling agents as a selling commission. All amounts of sales commissions, revenue and expense are recorded on a net basis in the accompanying statement of income. Gross commissions earned in 2001 amounted to $35,236,673.

The Company receives 12b-1 distribution fees from mutual funds and variable products which are included in commission revenue. A portion of the fee is reallowed to selling agents as a selling commission. All amounts of 12b-1 fees are recorded on a net basis in the accompanying statement of operations.

1. Organization and Significant Accounting Policies (continued)

The Company receives fees for advisory services rendered by the Company's investment advisors on a quarterly basis based on assets under management. A portion of the fee is reallowed to the investment advisors. All amounts of advisory fees are recorded on a net basis in the accompanying statement of operations.

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

The significant accounting policies followed by the Company are summarized below.

Cash and Cash Equivalents

Cash and cash equivalents of $7,509,389 are invested in bank accounts and money market funds. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

2. Pension Plan

The Company participates in the Retirement Plan for Salaried Employees of Transamerica Corporation and Affiliates (the Plan). The Plan is a noncontributory defined benefit plan covering substantially all employees. Pension benefits are based on the employee's compensation during the highest paid 60 consecutive months during the 120 months before retirement. Pension costs are allocated to the Company based on the number of participants in the Plan. The Company's total pension costs in 2001 are not significant.

3. Income Taxes

The federal income tax benefit differs from the statutory rate of 35% due to certain nondeductible expenses. The Company files a consolidated federal income tax return with its parent and TA and current taxes due are recorded as an intercompany payable to TIC.

The significant component of the deferred tax relates to loss accruals that are not presently deductible for tax purposes.

Components of the income tax benefit are as follows:

Current tax benefit	$ 234,078
Deferred tax benefit	289,053
Total tax benefit	$ 523,131

No income taxes were paid to TIC during 2001.

4. Related Party Transactions

The Company has various transactions with certain of TA's subsidiaries and affiliates in the normal course of operations. These transactions include payments for rental of space (approximately $306,000) and recovery of expenses incurred of approximately $300,000 for processing Transamerica proprietary products. Commissions earned on the sale of TOLIC and TALIAC variable products amounted to less than 15% of commissions in 2001.

5. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company's net capital and required net capital were $2,021,467 and $416,301, respectively. Thus, the Company is in compliance with the requirements.

Total shareholder's equity as reported in the accompanying statement of financial condition agrees to the amended focus report filed on February 21, 2002.

6. Contingencies

Claims for material amounts have been filed by certain individuals alleging the Company's failure to properly supervise its registered representatives, failure to perform adequate due diligence on certain programs before offering them to the public and placing them in investments not suitable to their financial profile. The Company believes it has meritorious defenses against these claims and that the ultimate resolution is not likely to have a material effect on the financial position or results of operations of the Company beyond what has already been accrued.

Supplementary Information

Transamerica Financial Advisors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Computation of net capital:	
Total shareholder's equity (from statement of financial condition)	$ 3,370,766
Total ownership equity qualified for net capital:	
Nonallowable assets:	
Other assets	$ (184,988)
Deferred tax assets	(1,021,953)
Net capital before haircuts on securities positions	2,163,825
Haircuts of securities:	
Cash and cash equivalents – money market funds	$ (142,358)
Net capital	$ 2,021,467
Computation of basic net capital requirement:	
Minimum dollar net capital required (6-2/3% of aggregate indebtedness)	$ 416,301
Minimum dollar net capital requirement	$ 50,000
Net capital requirement (greater of above amounts)	$ 416,301
Excess net capital	$ 1,605,166
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 1,397,015
Computation of aggregate indebtedness:	
Total liabilities and aggregate indebtedness	$ 6,244,520
Ratio of aggregate indebtedness to net capital	3.09
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	Not Applicable

Transamerica Financial Advisors, Inc.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2001

The Company is exempt from the computation of determination of reserve requirements pursuant to Rule 15c3-3 under section (k)(2)(a).

Transamerica Financial Advisors, Inc.

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

December 31, 2001

Not applicable.

Transamerica Financial Advisors, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2001

The Computation of Net Capital under Rule 15c3-1 included in this audit report agrees to the computation included in the respondent's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2001, as amended on February 21, 2002.



Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Transamerica Financial Advisors, Inc.

In planning and performing our audit of the financial statements of Transamerica Financial Advisors, Inc. (formerly Transamerica Financial Resources, Inc.) for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.



This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2002